

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2022

James Byrd
Chief Executive Officer
Stirling Bridge Group, Inc
37 N. Orange Ave.
Suite 500
Orlando, FL 32801

> **Re: Stirling Bridge Group Inc**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed November 30, 2022**
> **File No. 024-12064**

Dear James Byrd:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 29, 2022 letter.

Amended Offering Statement filed November 30, 2022

Cover Page

1. Please refer to your response to comment 1. Please revise the offering circular cover page to include all the information required by Item 1 to Part II to Form 1-A, including but not limited to:

   • A cross-reference to the risk factors section, including the page number, in a prominent type or other manner;
   • A cross-reference to the section disclosing the information required by Item 14 of Part II to Form 1-A;

James Byrd
Stirling Bridge Group, Inc
December 6, 2022
Page 2

- In Part I of your filing you indicate that you are conducting a "best efforts" offering. Please revise your cover page to include the information required by the second chart of Item 1(e) of Part II to Form 1-A; and
- Revise the first bolded legend to comply with section (a)(3) of Part II to Form 1-A.

Please contact Robert Arzonetti at 202-551-8819 or J. Nolan McWilliams, Acting Legal Branch Chief, at 202-551-3217 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance